UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

Amryt Pharma plc

(Name of Issuer)

Ordinary shares, nominal value £0.06 per share

(Title of Class of Securities)

03217L106**

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The Ordinary Shares have no CUSIP number. The CUSIP number of the American Depositary Shares ("ADS") is 03217L106.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.

03217L106**

1	Names of Reporting Persons EdgePoint Investment Group Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a)[_] (b)[X]

3	Sec Use Only
4	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 9,956,295 (2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 9,956,295 (2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,956,295 (2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 5.6% (1)
12	Type of Reporting Person (See Instructions) FI

(1) The percentage set forth in Row 11 of this Cover Page is based on the 178,801,593 shares of Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of December 31, 2020, as reported in the Company's Registration Statement on Form F -1 filed with the Securities and Exchange Commission on January 8, 2021.

(2) The Reporting Persons are deemed to beneficially own 9,956,295 Ordinary shares, nominal value £0.06 per share ("Common Stock"), based on beneficial ownership of 1,991,259 Depositary Shares of the Issuer ("ADSs"). Each ADS represents five (5) Ordinary Shares.

Item 1.
(a)	Name of Issuer: Amryt Pharma plc
(b)	Address of Issuer's Principal Executive Offices: Dept 920a 196 High Road, Wood Green, London, United Kingdom, N22 8HH

Item 2.
(a)
Name of Person Filing:

This Schedule 13G is being filed on behalf of EdgePoint Investment Group Inc. ("EdgePoint") with respect to share of Ordinary shares, nominal value £0.06 per share ("Common Stock"), of Amryt Pharma plc (the "Issuer").

EdgePoint acts as investment manager to, and exercises investment discretion with respect to the Common Stock directly owned by, a number of private investment funds and mutual fund trusts.

(b)	Address of Principal Business Office or, if None, Residence: 150 Bloor Street West, Suite 500, Toronto, Ontario M5S 2X9, Canada
(c)	Citizenship: Ontario, Canada
(d)	Title and Class of Securities: Ordinary shares, nominal value £0.06 per share
(e)	CUSIP No: 03217L106**

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_] Broker or dealer registered under Section 15 of the Act;
(b)	[_] Bank as defined in Section 3(a)(6) of the Act;
(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	Ownership:
(a)	Amount Beneficially Owned: 9,956,295
(b)	Percent of class: 5.6%
(c)
Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

9,956,295

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

9,956,295

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.
Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable.
Item 8.	Identification and classification of members of the group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief: (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11; and (ii) the foreign regulatory scheme applicable to an IA, with respect to EdgePoint is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2021

SIGNATURES

EDGEPOINT INVESTMENT GROUP INC.

By:
/s/ Sayuri Childs
Sayuri Childs, Chief Compliance Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).